Ivy Variable Insurance Portfolios

6300 Lamar Avenue

P.O. Box 29217

Shawnee Mission, KS 66201-9217

June 5, 2018

Jeffrey Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Ivy Variable Insurance Portfolios — Request for Withdrawal of Post- Effective Amendment (Accession No. 0001193125-18-167424) to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended

Dear Mr. Foor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ivy Variable Insurance Portfolios (the “Trust”) hereby requests withdrawal of the Post-Effective Amendment (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 33-11466 and 811-05017) on May 18, 2018 (Accession No. 0001193125-18-167424).

The filing was made to provide eXtensible Business Language Reporting (“XBRL”) information for the Trust. The Trust is making this application for withdrawal of the Amendment because it inadvertently listed the wrong registrant name (and Post-Effective Amendment Number) on the facing sheet of Form N-1A. In connection with this withdrawal, the Trust will file another post-effective amendment to the Trust’s registration statement for XBRL information, which will reflect the correct name of the registrant.

If you have any questions, please contact me at (913) 236-2227. Thank you.

Very truly yours,

/s/ Philip A. Shipp
Philip A. Shipp
Assistant Secretary